Via Facsimile and U.S. Mail
Mail Stop 6010

December 8, 2008

Mr. Thomas Oland
Chief Executive Officer
Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

Re: Techne Corporation
Form 10-K for the Year Ended June 30, 2008
Filed August 28, 2008
File No. 000-17272

Dear Mr. Oland:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief